WOODSIDE

06013942

18 May 2006



Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Australian Stock Exchange ("ASX") release, lodged with the ASX on:

- 17 May 2006:
  - First LNG cargo for China loading at Australia's North West Shelf
  - North West Shelf Venture – 1st cargo to China
- 18 May 2006:
  - Mauritania referral

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.



PROCESSED
JUN 05 2006
THOMSON
FINANCIAL

Rebecca Sims
Compliance Officer

WOODSIDE PETROLEUM LTD.
A.B.N. - 55 004 898 962
Woodside Plaza, 240 St Georges Terrace, Perth, Western Australia, 6000
GPO Box D188, Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9214 2728



MEDIA
ROGER MARTIN
W: + 61 8 9348 4591
M: + 61 8 413 018 674
E: roger.martin@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

FIRST LNG CARGO FOR CHINA LOADING AT AUSTRALIA'S NORTH WEST SHELF

The first liquefied natural gas (LNG) cargo to be delivered by Australia's largest resources project to China is being loaded today near Karratha in Australia's far north Pilbara region of Western Australia.

The North West Shelf Venture vessel, *Northwest Seaeagle*, is scheduled to deliver the historic 125,000m^3 cargo to China's first LNG receival terminal at Guangdong in southern China in late May.

Woodside's North West Shelf Ventures Director, Dr Jack Hamilton, said the loading of the inaugural cargo to China marked the official start of a 25-year trade relationship between the Venture and its newest customer, Guangdong Dapeng LNG Company Ltd.

"The North West Shelf Venture is proud to have been selected by the People's Republic of China as the preferred supplier of LNG to China's first LNG project," Dr Hamilton said.

"We are excited and looking forward to safely delivering the first of many LNG cargoes to China and building on our existing business relationship and friendship with China.

"We sincerely wish Guangdong Dapeng LNG Company every success with the commissioning of their new terminal and associated facilities and, again, express our gratitude for their choosing the North West Shelf Venture as its preferred supplier.

"We also thank the many individuals and Commonwealth and State Government representatives for their tremendous support which contributed to the successful negotiation of this LNG contract which remains Australia's largest single trade deal."

In October 2002, the North West Shelf Venture and Guangdong Dapeng LNG Company Ltd signed a sales and purchase agreement for the supply of more than 3.3 million tonnes of LNG a year for 25 years.

A new joint-venture, China LNG Joint Venture was later established within the overall North West Shelf Venture to accommodate Chinese National Offshore Oil Corporation Ltd (CNOOC).

CNOOC holds a 25% share in the China LNG Joint Venture, with each of the existing NWS Venture participants owning 12.5%.

CNOOC is entitled to gas and associated liquids equal to about 5.3% of North West Shelf Venture reserves and titles.

CNOOC will pay a tariff to the North West Shelf Venture participants to use infrastructure to produce and process gas and associated liquids from its acquired gas resources.

North West Shelf Australia LNG Pty Ltd
A.C.N. 079 410 414

QV1 Building 250 St Georges Terrace Perth Western Australia 6000
Telephone: (61 8) 9213 4670 Facsimile: (61 8) 9213 4671
Email: companyinfo@nwsaustralialng.com.au Internet: www.nwsaustralialng.com.au

Exemption File No.
82.2280

Australia LNG™

NEWS RELEASE

17 May 2006

NORTH WEST SHELF VENTURE – 1st CARGO TO CHINA

North West Shelf Australia LNG, the marketing arm of Australia's largest single resources project the North West Shelf Venture, has welcomed the start of liquefied natural gas (LNG) deliveries to its newest customer in China.

The loading today of the Venture's project vessel, the *Northwest Seaeagle,* which will carry the inaugural cargo of LNG bound for the Guangdong Dapeng LNG project in southern China, marks the start of a 25-year supply arrangement.

The first shipment of Australian LNG is expected to arrive in China in late May.

"We are very pleased and proud to have been selected by the People's Republic of China as the preferred supplier of LNG to the country's first LNG project", North West Shelf ALNG President Peter Cleary said.

"Today is a historic day for the North West Shelf Venture, Guangdong Dapeng LNG and for Australia and China in terms of their burgeoning trade relations."

Mr Cleary said the North West Shelf Venture had developed a highly cooperative relationship with its Chinese customer since the Venture was selected in mid-2002 as the preferred supplier of LNG to the project.

"We wish our customer Guangdong Dapeng LNG every success with the commissioning and ongoing operation of its new terminal in southern China," he said.

"The North West Shelf Venture is committed to the safe and reliable supply of Australian LNG to its customers around the world, including China with whom it looks forward to enjoying a long and mutually beneficial relationship and friendship."

The six equal participants in the North West Shelf Venture are: BHP Billiton Petroleum (North West Shelf) Pty Ltd; BP Developments Australia Pty Ltd; Chevron Australia Pty Ltd; Japan Australia LNG (MIMI) Pty Ltd; Shell Development (Australia) Proprietary Limited; and Woodside Energy Ltd (Operator).

CNOOC NWS Private Limited is also a member of the North West Shelf Venture and has a 25% interest in the China LNG Joint Venture which was established in December 2004 to accommodate CNOOC and to supply LNG to Guangdong Dapeng LNG. CNOOC does not have an interest in North West Shelf Venture infrastructure.

MEDIA INQUIRIES
Kirsten Stoney
NWSV Corporate Affairs
W: +61 8 9348 5694 M: +61 417 984 923

INVESTMENT INQUIRIES
Mike Lynn, Investor Relations Manager
W: (08) 9348 4283 M: (0439) 691 592

ASX ANNOUNCEMENT
(ASX: WPL)


WOODSIDE

THURSDAY, 18 MAY 2006
7:50AM (WST)

MEDIA
ROGER MARTIN
W: + 61 8 9348 4591
M: + 61 413 018 674
E: roger.martin@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

MAURITANIA REFERRAL

On 17 May 2006 Australian Greens Senator Christine Milne advised she had asked the Australian Federal Police (AFP) to investigate Woodside's activities in Mauritania.

In response to earlier media reports, Woodside contacted the AFP in relation to this matter. The AFP have now formally responded that they have received a referral for investigation in relation to allegations of bribery by the company of a Mauritanian foreign official.

The AFP advises that, in accordance with normal processes, this referral is currently being evaluated.

Woodside does not believe there is any basis for the referral, but will cooperate fully with the AFP in their evaluation.